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March 14, 2019	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com Email

CLIENT/MATTER NUMBER 103159-0101

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:     Daxor Corporation - File Nos. 333-224509 and 8111-22684

Ladies and Gentlemen:

On behalf of Daxor Corporation, a New York corporation (“Daxor”), we are transmitting for filing Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, File No. 333-224509 (the “Registration Statement”). Daxor, and we as their counsel, will promptly respond to any requests for additional information and will cooperate to the fullest extent with the Staff in expediting the Staff’s review of the Registration Statement.

This filing was made solely to update Daxor’s financial statements and make other non-material updates. Daxor has not yet sought no-action relief to allow its annual updates to go automatically effective. So, Daxor is filing its annual update on POS 8C for review.

In Securities Act Release No. 6510 (February 15, 1984) (the “Release”), the Division of Investment Management of the Securities and Exchange Commission (the “SEC”) announced review procedures for investment companies providing for expedited or partial review of investment company registration statements, in the discretion of the Staff, if certain conditions are met. The Release requests that information be furnished to the Staff concerning the extent to which the current filing contains disclosure information that is similar to information contained within filings that previously were reviewed by the SEC Staff.

The Registration Statement is substantially identical to that in Daxor’s Pre-Effective Amendment No. 5 (File Nos. 333-224509 and 8111-22684) (“Pre-Effective No. 5”), filed with the SEC on August 16, 2018, less than 7 months ago. As counsel to Daxor, we hereby request, in reliance upon the Release, that the Registration Statement receive selective review by the SEC and its Staff because of its substantial similarity to the disclosure contained in Pre-Effective No. 5.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

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